PROVIDENT ENERGY TRUST
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1 - Date of Statement

Provident’s Canadian reserves were evaluated by McDaniel & Associates Ltd. (McDaniel) and by AJM Petroleum Consultants (AJM) effective December 31, 2006 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). Provident’s United States reserves were evaluated by Netherland, Sewell & Associates, Inc. (NSAI) effective December 31, 2006 in accordance with NI 51-101. McDaniel, AJM and NSAI are independent qualified reserves evaluators appointed pursuant to NI 51-101. The following table presents the relative dates.

RELATIVE DATES

Date of Statement	March 7, 2007

Evaluator	Effective Date	Statement Date
McDaniel	December 31, 2006	January 22, 2007
AJM	December 31, 2006	January 24, 2007
NSAI	December 31, 2006	February 26, 2007

PART 2 - Disclosure of Reserves Data

Reserves and Future Net Revenue

The following is a summary as at December 31, 2006 of the crude oil, natural gas and NGL reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on constant price and cost assumptions and on forecast price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. The pricing used in the constant price and in the forecast price evaluations is set forth in Part 3 - Pricing assumptions. All evaluations at forecast pricing and costs used the McDaniel December 31, 2006 price forecast.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of the Trust's reserves. There is no assurance that the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserves reports. The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.
Page1

OIL AND GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS
as of December 31, 2006
CONSOLIDATED
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	52,085	46,545	7,042	6,292	182,841	154,329	195	291	2,478	1,863
Developed Non-Producing	3,985	3,597	445	411	20,169	15,833	71	66	131	83
Undeveloped	10,201	8,405	5,075	4,841	26,558	22,824	0	0	698	558
Total Proved	66,271	58,547	12,562	11,544	229,568	192,986	266	358	3,307	2,505
Probable	12,016	10,309	7,660	7,350	85,699	72,414	328	359	1,297	987
Proved plus Probable	78,287	68,856	20,222	18,894	315,266	265,400	594	717	4,604	3,492

CANADA
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	12,020	10,134	1,396	1,196	172,890	145,846	195	291	2,444	1,828
Developed Non-Producing	246	204	303	269	19,845	15,538	71	66	131	83
Undeveloped	351	240	423	362	15,613	13,818	0	0	115	78
Total Proved	12,618	10,578	2,122	1,827	208,348	175,202	266	358	2,690	1,989
Probable	4,144	3,450	2,067	1,803	77,957	65,988	328	359	936	690
Proved plus Probable	16,762	14,028	4,189	3,630	286,305	241,190	594	717	3,626	2,679

UNITED STATES
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	40,065	36,411	5,647	5,096	9,951	8,483	0	0	34	35
Developed Non-Producing	3,739	3,393	142	142	324	295	0	0	0	0
Undeveloped	9,850	8,165	4,652	4,479	10,945	9,006	0	0	583	480
Total Proved	53,654	47,969	10,441	9,717	21,220	17,784	0	0	617	515
Probable	7,872	6,859	5,592	5,547	7,742	6,426	0	0	361	297
Proved plus Probable	61,526	54,828	16,033	15,264	28,961	24,210	0	0	978	813

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values are reported based on 100% of the interests of BreitBurn Energy Company L.P. and of BreitBurn Energy Partners L.P. in the U.S. properties. As of December 31, 2006 Provident indirectly held approximately 95.567% of the outstanding partnership interests of BreitBurn Energy Company L.P. with the remaining approximately 4.433% of the partnership interests held by BreitBurn's co-founders and co-chief executive officers. As of December 31, 2006 Provident indirectly held approximately 66% of the outstanding partnership interests of BreitBurn Energy Partners L.P. with the remaining approximately 34% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. This is consistent with Provident’s financial reporting.

Page2

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.	Natural Gas includes associated and non-associated gas and solution gas.
8.	The product prices used in the evaluations at constant prices and costs are set forth in Part 3 - Pricing Assumptions.
9.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

Page3

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BASED ON CONSTANT PRICES AND COSTS

CONSOLIDATED	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,882	1,100	1,793	1,047
Developed Non-Producing	210	93	185	81
Undeveloped	496	113	398	104
Total Proved	2,588	1,306	2,376	1,231
Probable	838	304	761	294
Proved plus Probable	3,426	1,610	3,137	1,526

CANADA	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	913	640	913	640
Developed Non-Producing	58	30	58	30
Undeveloped	29	7	29	7
Total Proved	1,000	678	1,000	678
Probable	394	186	394	186
Proved plus Probable	1,395	864	1,395	864

UNITED STATES	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	969	460	879	407
Developed Non-Producing	152	62	127	51
Undeveloped	466	106	369	96
Total Proved	1,588	628	1,375	554
Probable	443	118	367	108
Proved plus Probable	2,031	746	1,742	662

Notes:

1.	All values presented in Canadian dollars.
2.	After tax values are equal to before tax values for Canadian properties as it has been assumed for the purposes of this disclosure that the Trust will not pay taxes for the life of the reserves.
3.
The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

Page4

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS

CONSOLIDATED						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	6,264	1,026	2,143	381	125	2,588	213	2,376
Proved plus Probable	7,988	1,279	2,648	508	127	3,426	289	3,137

CANADA						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	2,204	368	712	59	64	1,000	0	1,000
Proved plus Probable	3,044	502	982	99	66	1,395	0	1,395

UNITED STATES						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	4,060	658	1,431	322	61	1,588	213	1,375
Proved plus Probable	4,944	777	1,666	408	61	2,031	289	1,742

Notes:
1.	Canadian operating costs include the Saskatchewan Corporation Capital Tax Resource Surcharge.
2.	U.S. Royalties include Production and Severance taxes.
3.	U.S. Capital costs include Obligatory (Maintenance) capital.
4.	After tax values are equal to before tax values for Canadian properties as it has been assumed for the purposes of this disclosure that the Trust will not pay taxes for the life of the reserves.
Page5

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON CONSTANT PRICES AND COSTS

CONSOLIDATED	Future Net Revenue Before Income Taxes
	Discounted at 10%
	Total Proved	Proved Plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	742,704	862,171
Heavy Oil	116,636	187,772
Associated and Non-Associated Gas	440,501	550,808
Coal Bed Methane	1,148	1,886
Processing Income and Other Revenue	4,637	7,036
Total	1,305,626	1,609,672

CANADA	Future Net Revenue Before Income Taxes
	Discounted at 10%
	Total Proved	Proved Plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	228,925	285,734
Heavy Oil	25,862	49,872
Associated and Non-Associated Gas	422,142	526,614
Coal Bed Methane	1,148	1,886
Processing Income and Other Revenue	(321)	(321)
Total	677,755	863,786

UNITED STATES	Future Net Revenue Before Income Taxes
	Discounted at 10%
	Total Proved	Proved Plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	513,779	576,436
Heavy Oil	90,775	137,900
Associated and Non-Associated Gas	18,359	24,194
Coal Bed Methane	0	0
Processing Income and Other Revenue	4,958	7,356
Total	627,871	745,886

Notes:
1. Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2. Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

Page6

OIL AND GAS RESERVES
BASED ON FORECAST PRICES AND COSTS
as of December 31. 2006

CONSOLIDATED
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	49,091	43,805	6,725	6,006	187,094	159,562	213	303	2,496	1,874
Developed Non-Producing	3,818	3,443	432	398	20,326	16,284	71	66	131	84
Undeveloped	10,125	8,344	4,788	4,562	27,023	23,284	0	0	699	560
Total Proved	63,035	55,591	11,944	10,966	234,444	199,129	284	369	3,326	2,517
Probable	11,734	10,053	7,276	6,971	88,257	76,398	397	403	1,309	996
Proved plus Probable	74,769	65,644	19,220	17,937	322,701	275,527	681	772	4,636	3,513

CANADA
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	11,941	10,065	1,384	1,184	177,467	151,360	213	303	2,463	1,841
Developed Non-Producing	243	201	303	270	20,006	15,992	71	66	131	84
Undeveloped	351	240	423	363	16,097	14,293	0	0	117	80
Total Proved	12,536	10,506	2,110	1,817	213,569	181,645	284	369	2,711	2,005
Probable	4,137	3,444	2,059	1,798	80,563	70,012	397	403	949	700
Proved plus Probable	16,673	13,950	4,169	3,615	294,132	251,657	681	772	3,660	2,705

UNITED STATES

Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Coal Bed Methane		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	37,150	33,740	5,341	4,821	9,628	8,201	0	0	33	33
Developed Non-Producing	3,575	3,241	129	128	321	292	0	0	0	0
Undeveloped	9,774	8,104	4,365	4,200	10,927	8,991	0	0	582	479
Total Proved	50,499	45,085	9,835	9,150	20,875	17,485	0	0	616	512
Probable	7,597	6,609	5,217	5,172	7,695	6,385	0	0	360	296
Proved plus Probable	58,096	51,694	15,052	14,322	28,570	23,870	0	0	976	808

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values are reported based on 100% of the interests of BreitBurn Energy Company L.P. and of BreitBurn Energy Partners L.P. in the U.S. properties. As of December 31, 2006 Provident indirectly held approximately 95.567% of the outstanding partnership interests of BreitBurn Energy Company L.P. with the remaining approximately 4.433% of the partnership interests held by BreitBurn's co-founders and co-chief executive officers. As of December 31, 2006 Provident indirectly held approximately 66% of the outstanding partnership interests of BreitBurn Energy Partners L.P. with the remaining approximately 34% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. This is consistent with Provident’s financial reporting.

Page7

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

7.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

8.	Natural Gas includes associated and non-associated gas and solution gas.
9.
All evaluations at forecast pricing and costs used the McDaniel December 31, 2006 price forecast. Details of these pricing assumptions as well as the inflation rates used for operating and capital costs are set forth in Part 3 - Pricing Assumptions.

10.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

As noted above reserves and values reported are based on 100% of the interests of BreitBurn Energy Company L.P. and of BreitBurn Energy Partners L.P. (BBEP) in the U.S. properties. Provident indirectly held approximately 66% of the outstanding partnership interests of BBEP as of December 31, 2006 with the remaining approximately 34% of the partnership interests held by public unitholders and BreitBurn's co-founders and co-chief executive officers. The non-controlling interests share of reserve volumes owned by BBEP as of December 31, 2006 are shown in the table below.

BreitBurn Energy Partners L.P. - Non-controlling Interests Share of Reserves

	Gross Reserves at Forecast Prices and Costs
Reserves Category	Light & Medium Oil	Heavy Oil		Natural Gas		NGL		Total Oil Equivalent
	(Mbbl)	(Mbbl	)	(MMcf	)	(Mbbl	)	(Mboe	)
Proved
Developed Producing	7,241	1,177		1,417		0		8,654
Developed Non-Producing	1,207	0		109		0		1,226
Undeveloped	583	266		0		0		849
Total Proved	9,032	1,443		1,526		0		10,729
Probable	1,108	0		122		0		1,128
Proved plus Probable	10,140	1,443		1,648		0		11,857

Notes:

1.	The non-controlling share of reserve volumes are based on 34% of the reserves of BreitBurn Energy Partners L.P.
2.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

Page8

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS
as of December 31, 2006

CONSOLIDATED	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	2,009	1,504	1,207	1,019	890	1,938	1,450	1,164	983	858
Developed Non-Producing	250	152	105	79	63	227	137	95	71	56
Undeveloped	610	266	130	65	29	489	227	120	67	36
Total Proved	2,869	1,922	1,443	1,163	981	2,653	1,815	1,379	1,120	951
Probable	1,078	571	357	246	180	980	541	348	244	181
Total Proved plus Probable	3,947	2,494	1,800	1,409	1,161	3,633	2,355	1,727	1,364	1,131

CANADA	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,190	941	790	688	613	1,190	941	790	688	613
Developed Non-Producing	94	62	45	36	29	94	62	45	36	29
Undeveloped	55	35	22	13	7	55	35	22	13	7
Total Proved	1,339	1,038	857	736	649	1,339	1,038	857	736	649
Probable	588	357	247	184	144	588	357	247	184	144
Total Proved plus Probable	1,927	1,395	1,104	920	793	1,927	1,395	1,104	920	793

UNITED STATES	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	820	563	417	332	277	748	510	374	295	245
Developed Non-Producing	156	90	60	43	33	133	75	49	36	27
Undeveloped	555	231	108	52	22	434	192	98	53	29
Total Proved	1,530	885	585	427	332	1,314	777	522	384	301
Probable	490	214	110	62	35	392	184	101	60	37
Total Proved plus Probable	2,021	1,099	696	488	367	1,706	961	622	444	338
Notes:

1. All values presented in Canadian dollars.
2. After tax values are equal to before tax values for Canadian properties as it has been assumed for the purposes of this disclosure that the Trust will not pay taxes for the life of the reserves.
3. The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

Page9

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS
as of December 31, 2006

CONSOLIDATED						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Total Proved	7,307	1,187	2,604	450	197	2,869	216	2,653
Proved plus Probable	9,501	1,499	3,260	591	204	3,947	315	3,633

CANADA						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Total Proved	2,758	432	849	61	77	1,339	0	1,339
Proved plus Probable	3,931	590	1,229	101	84	1,927	0	1,927

UNITED STATES						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Total Proved	4,549	755	1,755	389	120	1,530	216	1,314
Proved plus Probable	5,570	908	2,031	489	120	2,021	315	1,706

Notes:

1.	Canadian operating costs include the Saskatchewan Corporation Capital Tax Resource Surcharge.
2.	U.S. Royalties include Production and Severance taxes.
3.	U.S. Capital costs include Obligatory (Maintenance) capital.
4.	After tax values are equal to before tax values for Canadian properties as it has been assumed for the purposes of this disclosure that the Trust will not pay taxes for the life of the reserves.

Page10

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS

CONSOLIDATED	Future Net Revenue Before Income Taxes
	Discounted at 10%

	Total Proved	Proved Plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	698,903	817,878
Heavy Oil	104,312	162,440
Associated and Non-associated Gas	633,243	809,661
Coal Bed Methane	1,565	2,728
Processing Income and Other Revenue	4,532	7,224
Total	1,442,555	1,799,930

CANADA	Future Net Revenue Before Income Taxes
	Discounted at 10%

	Total Proved	Proved Plus Probable

Production Group	(M$)	(M$)
Light and Medium Crude Oil	230,287	289,262
Heavy Oil	22,257	43,147
Associated and Non-associated Gas	603,626	769,569
Coal Bed Methane	1,565	2,728
Processing Income and Other Revenue	(589)	(589)
Total	857,146	1,104,117

UNITED STATES	Future Net Revenue Before Income Taxes
	Discounted at 10%

	Total Proved	Proved Plus Probable
Production Group	(M$)	(M$)
Light and Medium Crude Oil	468,617	528,616
Heavy Oil	82,055	119,293
Associated and Non-associated Gas	29,617	40,091
Coal Bed Methane	0	0
Processing Income and Other Revenue	5,121	7,812
Total	585,410	695,813

Notes:

1.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.

Page11

PART 3 - Pricing Assumptions

The product prices and the exchange rates used in the constant price and cost evaluations are shown in the following table.

SUMMARY of PRICING ASSUMPTIONS
CONSTANT PRICES and COSTS

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	Natural		U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Gas at	Edmonton	Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Field Gate	NGL Mix	Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/MMbtu	$Cdn/bbl	$US/$Cdn

12/31/2004	43.45	46.51	25.03	18.03	38.46	6.62	35.30	0.831
12/31/2005	61.04	68.46	36.71	25.70	51.65	9.80	56.30	0.858
12/31/2006	61.05	67.06	49.66	41.71	58.96	5.93	48.10	0.858

Notes:

1.	WTI Crude Oil prices are based on year-end NYMEX closing prices.
2.	Edmonton Light prices are based on refiner year-end closing prices.
3.	Alberta Heavy Crude prices are based on historical price differentials.
4.	Alberta Natural Gas prices at Field Gate are estimated from AECO year-end closing prices. The AECO price as of December 31, 2006 was $6.13/MMbtu.

In addition to the above, U.S reserves at constant prices and costs effective December 31, 2006 were based on actual prices as of December 31, 2006. Oil prices used for the reserves in California were based on a December 29, 2006 West Texas Intermediate posted price of US$60.85 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Oil prices used for the reserves in Wyoming were based on a December 29, 2006 Bow River price at Hardisty of US$43.69 per barrel, adjusted by lease for quality differentials and transportation fees. Gas prices used for the U.S. evaluation at constant prices and costs were based on a December 29, 2006 Henry Hub spot price of US$5.64 per MMbtu, adjusted by lease for energy content, transportation fees, and price differentials.

Page12

The pricing assumptions used for the reserves at forecast prices and costs as well as the inflation rates used for operating and capital costs are set forth in the following McDaniel & Associates Consultants Ltd. Summary of Price Forecasts as of December 31, 2006. The Canadian and U.S. reserves were evaluated using the same forecast pricing assumptions.

McDANIEL & ASSOCIATES CONSULTANTS Ltd.
SUMMARY of PRICE FORECASTS, INFLATION FACTORS and EXCHANGE RATES
December 31, 2006

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	AECO			U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Spot Gas	Edmonton		Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Price	NGL Mix	Inflation	Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/MMbtu	$Cdn/bbl	%	$US/$Cdn
Historical
2003	31.05	43.15	32.68	27.40	37.57	6.67	34.10	2.00	0.716
2004	41.40	52.54	37.60	30.40	45.94	6.54	39.94	2.00	0.770
2005	56.56	68.72	44.83	34.35	57.47	8.58	50.20	2.10	0.826
2006	66.23	72.80	51.55	42.85	61.25	6.59	51.80	2.20	0.880
Forecast
2007	62.50	70.80	49.30	39.20	62.20	7.22	50.80	2.00	0.870
2008	61.20	69.30	49.60	39.80	60.90	7.44	50.10	2.00	0.870
2009	59.80	67.70	49.80	40.20	59.40	7.80	49.50	2.00	0.870
2010	58.40	66.10	49.30	40.90	58.00	7.91	48.60	2.00	0.870
2011	56.80	64.20	47.90	39.70	56.40	8.12	47.60	2.00	0.870

2012	58.00	65.60	48.90	40.60	57.60	8.33	48.70	2.00	0.870
2013	59.10	66.80	49.80	41.30	58.70	8.54	49.60	2.00	0.870
2014	60.30	68.20	50.80	42.20	59.80	8.70	50.60	2.00	0.870
2015	61.50	69.50	51.80	43.00	61.00	8.91	51.60	2.00	0.870
2016	62.70	70.90	52.90	43.80	62.20	9.07	52.60	2.00	0.870

2017	64.00	72.30	54.00	44.80	63.50	9.23	53.70	2.00	0.870
2018	65.30	73.80	55.00	45.70	64.80	9.44	54.80	2.00	0.870
2019	66.60	75.30	56.10	46.60	66.10	9.60	55.90	2.00	0.870
2020	67.90	76.80	57.20	47.50	67.40	9.81	57.00	2.00	0.870
2021	69.30	78.30	58.40	48.50	68.80	10.02	58.20	2.00	0.870

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.00	0.870

Page13

PART 4 - Reconciliations of Changes in Reserves and Future Net Revenue

The following tables set forth a reconciliation of the changes in Provident's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the forecast price and cost assumptions set forth in Part 3.

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS

CONSOLIDATED	Net Light & Medium Oil Reserves			Net Heavy Oil Reserves			Net Associated & Non- Associated Gas Reserves			Net Coal Bed Methane Reserves
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2005	53,534	11,050	64,584	11,529	7,160	18,688	132,004	41,131	173,134	227	201	428
Extensions	530	287	817	2,028	2,120	4,147	6,301	2,612	8,912	241	189	429
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	2,487	(1,953)	535	(1,888)	(2,209)	(4,097)	618	(2,709)	(2,090)	(30)	13	(17)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	883	388	1,271	0	0	0	83,246	34,424	117,671	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	2,207	281	2,488	169	(99)	70	1,312	940	2,252	0	0	0
Production	(4,050)	0	(4,050)	(872)	0	(872)	(24,352)	0	(24,352)	(68)	0	(68)
At December 31, 2006	55,591	10,053	65,644	10,966	6,971	17,937	199,129	76,398	275,527	369	403	772

CANADA	Net Light & Medium Oil Reserves			Net Heavy Oil Reserves			Net Associated & Non- Associated Gas Reserves			Net Coal Bed Methane Reserves
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2005	10,681	3,018	13,699	2,709	1,599	4,307	116,292	35,473	151,765	227	201	428
Extensions	530	287	817	252	367	619	6,301	2,612	8,912	241	189	429
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	278	(251)	28	(472)	(152)	(624)	(1,550)	(3,377)	(4,927)	(30)	13	(17)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	883	388	1,271	0	0	0	83,246	34,424	117,671	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	11	2	12	(18)	(14)	(32)	977	880	1,857	0	0	0
Production	(1,877)	0	(1,877)	(655)	0	(655)	(23,622)	0	(23,622)	(68)	0	(68)
At December 31, 2006	10,506	3,444	13,950	1,817	1,798	3,615	181,645	70,012	251,657	369	403	772

Page14

UNITED STATES	Net Light & Medium Oil Reserves			Net Heavy Oil Reserves			Net Associated & Non- Associated Gas Reserves			Net Coal Bed Methane Reserves
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2005	42,853	8,032	50,885	8,820	5,561	14,381	15,712	5,657	21,369	0	0	0
Extensions	0	0	0	1,775	1,753	3,528	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	2,209	(1,702)	507	(1,416)	(2,057)	(3,473)	2,168	668	2,836	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	2,196	279	2,475	187	(85)	102	335	60	395	0	0	0
Production	(2,173)	0	(2,173)	(217)	0	(217)	(730)	0	(730)	0	0	0
At December 31, 2006	45,085	6,609	51,694	9,150	5,172	14,322	17,485	6,385	23,870	0	0	0

Notes:
1.	Associated and Non-Associated Gas includes solution gas.
2.	NGL Reserves excluded from reconciliation.

Page15

The following tables set forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on constant prices and costs.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10%
BASED ON TOTAL PROVED RESERVES AT CONSTANT PRICES AND COSTS

CONSOLIDATED	(M$)

Estimated Future Net Revenue at December 31, 2005	1,526,204
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royaltities	(325,816)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	(428,537)
Changes in Previously Estimated Future Development Costs	40,443
Changes in Estimated Future Development Costs	(136,997)
Extensions and Improved Recovery	42,461
Discoveries	7,207
Acquisitions of Reserves	204,463
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	(45,467)
Accretion of Discount	177,079
Net Change in Income Taxes	170,374
Estimated After Tax Future Net Revenue at December 31, 2006	1,231,414

CANADA	(M$)

Estimated Future Net Revenue at December 31, 2005	900,252
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royaltities	(222,501)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	(237,414)
Changes in Previously Estimated Future Development Costs	11,640
Changes in Estimated Future Development Costs	(41,887)
Extensions and Improved Recovery	34,905
Discoveries	0
Acquisitions of Reserves	204,463
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	(61,728)
Accretion of Discount	90,025
Net Change in Income Taxes	0
Estimated After Tax Future Net Revenue at December 31, 2006	677,755

UNITED STATES	(M$)

Estimated Future Net Revenue at December 31, 2005	625,952
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royaltities	(103,315)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	(191,123)
Changes in Previously Estimated Future Development Costs	28,803
Changes in Estimated Future Development Costs	(95,110)
Extensions and Improved Recovery	7,556
Discoveries	7,207
Acquisitions of Reserves	0
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	16,261
Accretion of Discount	87,054
Net Change in Income Taxes	170,374
Estimated After Tax Future Net Revenue at December 31, 2006	553,658

Page16

PART 5 - Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves for the Canadian Properties consist primarily of shallow gas wells at Rainbow in northwest Alberta, at Atlee Buffalo in southeast Alberta and at Senate and Cypress in southwest Saskatchewan. Proved and probable undeveloped gas reserves were added in 2006 due to the success of the drilling program in southwest Saskatchewan and from the acquisition of the Rainbow assets. Undeveloped reserves are scheduled to be developed over a six year time frame to replace naturally occurring production declines.

Proved and probable undeveloped reserves have been assigned to the Beverly Hills East field in the Los Angeles Basin, California for the expansion of the existing pressure maintenance scheme (waterflood) that includes infill development drilling of producers and injectors and conversion-to-injection of low-rate and/or inactive wells. BreitBurn began the Beverly Hills East waterflood expansion project in 2000 with its first conversion-to-injection and expects the waterflood to be fully developed within the next decade.

Proved and probable undeveloped reserves have been assigned for a steam-assisted, heavy oil development project at the Orcutt Hill field in Santa Barbara County, California. Development of this project commenced in early 2007. Proved and probable undeveloped reserves were also added in 2006 for a separate heavy oil project at Orcutt.

Proved and probable undeveloped heavy oil reserves have been assigned to the expansion of the Stern zone waterflood project at the East Coyote field in Orange County, California. Phase one of this waterflood commenced in 2004 and it is expected to be fully operational within the next decade.

Proved and probable undeveloped light to medium oil reserves have been assigned at the Santa Fe Springs and Sawtelle fields which are located in the Los Angeles Basin, California. In Wyoming, the Black Mountain and Gebo fields are assigned proved and probable undeveloped light to medium oil reserves and the North Sunshine field is assigned proved undeveloped heavy oil reserves.

The following tables set forth the volumes of net proved and probable undeveloped reserves that were attributed for each product type since Provident was established as a trust in 2001, based upon forecast prices and costs. Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.

NET PROVED UNDEVELOPED RESERVES
BASED ON FORECAST PRICES AND COSTS

CANADA
	Change in Light and Medium Oil	Light and Medium Oil at Yr- End	Change in Heavy Oil	Heavy Oil at Yr-End	Change in Natural Gas	Natural Gas at Yr-End	Change in Natural Gas Liquids	Natural Gas Liquids at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
2001	0	230	0	4,287	0	4,924	0	122
2002	100	330	(512)	3,775	(1,429)	3,495	(74)	48
2003	(175)	155	(1,030)	2,745	(1,721)	1,774	(9)	39
2004	66	221	(224)	2,521	4,837	6,611	65	104
2005	(183)	38	(1,794)	727	(3,478)	3,133	(5)	99
2006	202	240	(364)	363	11,160	14,293	(19)	80

UNITED STATES
	Change in Light and Medium Oil	Light and Medium Oil at Yr- End	Change in Heavy Oil	Heavy Oil at Yr-End	Change in Natural Gas	Natural Gas at Yr-End	Change in Natural Gas Liquids	Natural Gas Liquids at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
2004	0	6,931	0	1,812	0	8,766	0	499
2005	1,216	8,147	2,118	3,930	(232)	8,534	(26)	474
2006	(43)	8,104	270	4,200	457	8,991	6	479

Page17

NET PROBABLE UNDEVELOPED RESERVES
BASED ON FORECAST PRICES AND COSTS

CANADA
	Change in Light and Medium Oil	Light and Medium Oil at Yr- End	Change in Heavy Oil	Heavy Oil at Yr-End	Change in Natural Gas	Natural Gas at Yr-End	Change in Natural Gas Liquids	Natural Gas Liquids at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
2001	0	512	0	3,850	0	5,873	0	209
2002	(391)	121	(411)	3,439	(3,491)	2,382	(167)	42
2003	107	228	(258)	3,181	(1,561)	821	(30)	12
2004	350	578	(955)	2,226	4,797	5,618	97	109
2005	(504)	74	(1,436)	791	(3,781)	1,837	(76)	33
2006	448	522	2	792	14,400	16,238	69	102

UNITED STATES
	Change in Light and Medium Oil	Light and Medium Oil at Yr- End	Change in Heavy Oil	Heavy Oil at Yr-End	Change in Natural Gas	Natural Gas at Yr-End	Change in Natural Gas Liquids	Natural Gas Liquids at Yr-End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
2004	0	3,349	0	2,681	0	4,247	0	306
2005	1,026	4,375	2,866	5,547	(38)	4,210	(13)	293
2006	(320)	4,055	(375)	5,172	417	4,626	4	296

Notes:

1.	Provident was established as a trust in 2001.
2.	U.S. properties were acquired in 2004.
3.	Heavy Oil for the U.S. properties as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil is oil with a density between 10 to 22.3 degrees API.
4.	Coal Bed Methane (CBM) excluded from tables since Provident has no undeveloped CBM reserves.

Significant Factors or Uncertainties

The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material. There is no assurance that the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserves reports. Other significant factors or uncertainties that may impact the reserves and values are those factors relating to the oil and gas business in general as discussed in the Management’s Discussion and Analysis and in the Annual Information Form.

Page18

Future Development Costs

The following tables set out the future development costs for undeveloped reserves for total proved reserves at constant prices and costs and for total proved and proved plus probable reserves at forecast prices and costs. Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

FUTURE DEVELOPMENT COSTS

CONSOLIDATED	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2007	36,753	36,573	55,317
2008	71,669	72,218	130,059
2009	24,863	25,818	40,596
2010	9,619	10,173	19,668
2011	1,728	1,864	4,492
Total for 5 years	144,632	146,646	250,132
Total for all years undiscounted	147,181	149,531	254,647
Total for all years discounted at 10%	126,952	128,662	218,092

FUTURE DEVELOPMENT COSTS

CANADA	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2007	10,801	10,801	28,539
2008	31,251	31,419	41,407
2009	13,415	13,957	23,414
2010	2,281	2,421	3,786
2011	335	363	986
Total for 5 years	58,083	58,961	98,132
Total for all years undiscounted	59,468	60,565	101,365
Total for all years discounted at 10%	51,307	52,097	87,767

Page19

FUTURE DEVELOPMENT COSTS

UNITED STATES	Constant	Forecast Prices and Costs
	Prices and
	Costs
	Total	Total	Total Proved Plus
	Proved	Proved	Probable
	(M$)	(M$)	(M$)
2007	25,952	25,773	26,778
2008	40,419	40,799	88,651
2009	11,448	11,860	17,182
2010	7,338	7,752	15,882
2011	1,393	1,501	3,506
Total for 5 years	86,549	87,684	152,000
Total for all years undiscounted	87,713	88,966	153,282
Total for all years discounted at 10%	75,645	76,565	130,325

Notes:

1.	U.S. Development Costs exclude Obligatory capital (Maintenance capital).

PART 6 - Other Oil and Gas Information

Significant Properties

Provident’s top five most significant properties based on total proved plus probable net present value at forecast prices and costs are: (i) Rainbow, Alberta; (ii) Santa Fe Springs, California; (iii) Orcutt Hill, California; (iv) Beverly Hills East, California; and (v) Retlaw, Alberta. In aggregate, these major properties make up over 39 percent of the total value of oil and gas assets of Provident. No single property accounts for more than 20 percent of the total value of oil and gas assets of Provident.

All of Provident’s Canadian properties are all located onshore in Alberta, Saskatchewan and northeast British Columbia. The top five most significant Canadian properties based on total proved plus probable net present value using forecast prices and costs are all located in Alberta and are: (i) Rainbow which is a northwest Alberta natural gas and light oil property; (ii) Retlaw which is a southern Alberta natural gas and medium oil property; (iii) Rainbow South which is a northwest Alberta natural gas property; (iv) Whitecourt which is a west central Alberta natural gas property; and (v) Wildcat Hills which is a west central Alberta natural gas property. In aggregate, these five fields comprise over 36 percent of the Canadian total proved plus probable net present value using forecast prices and costs.

The Rainbow property is a natural gas and light oil producing property located approximately 300 kilometers north of Grande Prairie in northwest Alberta. Provident acquired this property with the Rainbow Assets during 2006. Provident currently owns working interests ranging from 25 to 100 percent in 181 producing gas wells and seven producing oil wells. Production is primarily natural gas from the shallow Cretaceous Bluesky sandstone formation although oil and natural gas are also produced from the Keg River and Muskeg Devonian formations. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 11.2 and 15.3 million barrels of oil equivalent1 , respectively, as of December 31, 2006 at forecast prices and costs. Company share production from the Rainbow property is forecast to average 2,858 boe/d in 2007 based on AJM proved developed producing reserves at forecast prices and costs.

____________________________
1 BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

Page20

As of December 31, 2006 all of Provident’s United States properties were located onshore in California and Wyoming. The top five most significant U.S. properties based on total proved plus probable net present value using forecast prices and costs are: (i) Santa Fe Springs which is a light/medium oil property located in Los Angeles County, California; (ii) Orcutt Hill which is a light/medium and heavy oil property located in Santa Barbara County, California; (iii) Beverly Hills East (West Pico Unit) which is a light/medium oil and natural gas property located in Los Angeles County, California; (iv) Black Mountain which is a light/medium oil property located in Hot Springs County, Wyoming; and (v) Gebo which is a light/medium oil property located in Hot Springs County, Wyoming. In aggregate, these five fields comprise over 77 percent of the U.S. total proved plus probable net present value using forecast prices and costs.

Beverly Hills East was discovered by Occidental Petroleum in 1964. A drill site was built and development commenced in 1966 with the drilling of West Pico Unit #1 well. Production peaked in 1969 at approximately 12,800 bbl/d of oil and 33,000 Mcf/d of gas. Cumulative production from the West Pico Unit is over 51 million barrels of oil and 82 Bcf of gas. Provident holds a 99 percent working interest through its subsidiary, BreitBurn Energy Company L.P. that acquired the West Pico Unit from Occidental in 1993. Current production from 35 producing wells is approximately 1,100 boe/d of light to medium crude oil (approximately 28o API) and associated gas. Remaining Provident interest total proved and proved plus probable reserves are estimated by NSAI to be 14.6 and 19.9 million barrels of oil equivalent, respectively, as of December 31, 2006 at forecast prices and costs.

Orcutt Hill was discovered by Unocal in 1902 with major production initiated in 1915. The field is located in Santa Barbara County, California and is approximately 175 miles northwest of the city of Los Angeles, California. Orcutt actually had two production peaks; the first peak occurred shortly after start-up in 1917 at approximately 11,000 bbl/d of oil and the second peak occurred in 1970 at approximately 7,800 bbl/d of oil and 3,000 Mcf/d of gas. The second peak is attributed to the initiation of a peripheral waterflood in 1950 and subsequent conversion to a pattern waterflood in 1963. Cumulative production from the Orcutt Field is over 170 million barrels of oil and 70 Bcf of gas. Provident holds an average 95 percent working interest through its subsidiary, BreitBurn Energy Company L.P. that acquired the Orcutt Field in 2004. Current production from 97 producing wells is approximately 1,300 boe/d of light to medium crude oil (approximately 24o API) and 100 boe/d of heavy crude (approximately 15-21o API). Remaining Provident interest total proved and proved plus probable reserves are estimated by NSAI to be 13.3 and 18.4 million barrels of oil equivalent, respectively, as of December 31, 2006 at forecast prices and costs.

Oil and Gas Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2006.

	Producing Wells				Non-Producing Wells				Other Wells
	Oil		Natural Gas		Oil		Natural Gas
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	1,106	516.7	1,681	811.1	745	318.2	356	149.0	894	422.5
British Columbia	173	4.3	246	2.5	136	6.9	20	1.0	138	3.5
Saskatchewan	1,132	268.0	168	145.9	437	123.8	59	55.8	385	127.7
Canada Total	2,411	789.0	2,095	959.5	1,318	448.9	435	205.7	1,417	553.7

U.S.
California	435	366.1	0	0.0	183	174.6	2	2.0	185	152.2
Wyoming	139	133.6	4	3.8	41	40.7	1	1.0	37	36.9
U.S. Total	574	499.6	4	3.8	224	215.3	3	3.0	222	189.1
Provident Total	2,985	1288.6	2,099	963.3	1,542	664.2	438	208.7	1,639	742.7

Notes:

1.	"Gross” wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein.
3.	“Other” wells include service (injectors, disposal and water source) wells and standing (dry or suspended undefined) wells.

Page21

Properties with No Attributed Reserves

The following table sets out Provident’s total land holdings with no attributed reserves. As noted in the table, all land in the U.S. is developed.

	Gross Area	Net Area	Expires Within One Year	Work
			Net Area	Commitments
	acres	acres	acres

Canada	707,764	356,593	84,837	0
United States	0	0	0	0

Forward Contracts

The effects of physical hedges have been included in the future net revenues presented herein. As of the effective date physical hedges were in place for Canadian properties until August 2007. These hedges increase Canadian revenue by $365,350 (undiscounted) based on constant prices and by $135,157 (undiscounted) based on forecast prices. No physical hedges were in place for the U.S. properties as of December 31, 2006.

Abandonment and Reclamation Costs

Provident expects to abandon 3,868 net existing oil, gas and service wells in Canada and the U.S. over the life of the reserves. The future net present values disclosed herein are after well abandonment costs. The expected abandonment costs for each of the next three years and over the life of the reserves is shown below, both undiscounted and discounted at 10% based on forecast prices and costs.

ABANDONMENT COSTS
BASED ON TOTAL PROVED RESERVES
AT FORECAST PRICES AND COSTS

	Canada		United States		Consolidated

	Undiscounted	Discounted at 10%	Undiscounted	Discounted at 10%	Undiscounted	Discounted at 10%
	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

2007	1,060	1,008	0	0	1,060	1,008
2008	3,510	3,026	0	0	3,510	3,026
2009	6,116	4,818	0	0	6,116	4,818
3 year Subtotal	10,686	8,852	0	0	10,686	8,852
Total for all years	77,077	35,769	120,252	7,590	197,329	43,359

Notes:

1.	All costs in Canadian dollars.

Downhole abandonment costs for all producing and suspended or shut-in wells and undeveloped locations are included in the estimates of future net revenue. Well abandonment costs for Provident’s Canadian properties are based on average costs experienced in Provident’s operating areas. Well abandonments for the Canadian properties are scheduled at the end of the economic life of each well. Abandonment of wells that are currently suspended is scheduled over the economic life of each field, commencing in 2007. Abandonment costs included in the reserves future net revenue estimates are net of salvage values and do not include surface reclamation costs. Provident’s total undiscounted asset retirement obligation (ARO), which is $233.1 million for Canadian properties, is not reduced by salvage values and includes estimated surface reclamation costs. Hence the ARO is higher than abandonment costs carried in the reserves.
Page22

Well and facility abandonment costs for the U.S. properties were based on management’s estimate of the costs to abandon and reclaim wells and facilities for each field and on the company’s net ownership in the wells and facilities. Abandonment and reclamation of U.S. wells and facilities is scheduled at the end of the economic life of each field. The total undiscounted future cash flow required to settle U.S. asset retirement obligations, which is estimated to be $178.5 million (Canadian), is also higher than the value carried in reserves.

Tax Horizons

As of December 31, 2006 the Trust was non-taxable in Canada. Under Canadian laws that were in effect as of December 31, 2006 the Trust does not anticipate paying income taxes in the foreseeable future. New legislation governing income trusts was not substantively enacted at the time this report was issued. Hence, it was assumed that the Trust will not pay income taxes during the life of the reserves.

After tax forecasts for the United States properties are based on U.S federal, state and withholding taxes. The estimates of local, state and federal income taxes, including U.S. withholding taxes, have been prepared in accordance with the tax legislation of the applicable taxing jurisdictions. U.S. taxes were calculated by Provident using the reserve forecasts for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. The federal, state and withholding tax rates were applied to determine a tax expense for each year of the reserves forecasts. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2006.

	Costs Incurred in 2006
			Exploration	Development
	Property Acquisition Costs		Costs	Costs
	(M$)		(M$)	(M$)

	Proved	Unproved
	Properties	Properties

Canada	488,516	4,538	(635)	58,883
United States	(2,008)	104	0	49,429

Consolidated	486,508	4,642	(635)	108,312

Notes:

1. Canadian Exploration costs include offsetting revenue from sales of seismic data.
2. All costs in Canadian dollars
Page23

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2006 financial year.

Exploration and Development Activities in 2006

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Canada
Oil Wells	0	0	47	4.9
Gas Wells	0	0	95	46.6
Service Wells	0	0	0	0.0
Standing and RR	0	0	12	5.6
Dry Holes	0	0	2	0.8
Total Canada	0	0	156	57.9

United States
Oil Wells	0	0	12	12.0
Gas Wells	0	0	0	0.0
Service Wells	0	0	0	0.0
Standing and RR	0	0	0	0.0
Dry Holes	0	0	2	2.0
Total United States	0	0	14	14.0

Consolidated Total	0	0	170	71.9

Notes:

1.	"Gross” wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein
3.	RR means rig released.

Page24

Production Estimates

The following tables set forth the production estimated for 2007 for Provident (company interest including royalty volumes earned) for the reserves categories noted using Constant prices and costs and Forecast prices and costs.

2007 Production Estimates
Constant Prices and Costs
Average Daily Rates

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Canada	5,920	1,886	86,238	1,363	23,542
U.S.	5,850	697	2,043	10	6,898

Consolidated	11,770	2,583	88,281	1,373	30,440

Total Proved
Canada	5,960	2,318	92,070	1,432	25,055
U.S.	6,074	1,105	2,044	10	7,530

Consolidated	12,034	3,423	94,114	1,442	32,585

Proved plus Probable
Canada	6,164	2,970	98,196	1,537	27,037
U.S.	6,267	1,117	2,230	10	7,766

Consolidated	12,431	4,087	100,426	1,547	34,803
Page25

2007 Production Estimates
Forecast Prices and Costs
Average Daily Rates

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Canada	5,921	1,860	86,586	1,366	23,578
U.S.	5,850	697	2,043	10	6,898

Consolidated	11,771	2,557	88,629	1,376	30,476

Total Proved
Canada	5,961	2,292	92,412	1,435	25,090
U.S.	6,074	1,105	2,044	10	7,530

Consolidated	12,035	3,397	94,456	1,445	32,620

Proved plus Probable
Canada	6,165	2,946	98,514	1,539	27,069
U.S.	6,267	1,117	2,230	10	7,766

Consolidated	12,432	4,063	100,744	1,549	34,835

No single property accounts for more than twenty percent of the total production estimated for 2007 for Provident and no Canadian properties contribute greater than twenty percent of the Canadian production forecast in 2007. Two U.S. properties, Santa Fe Springs and Orcutt Hill in California, contribute more than twenty percent of total U.S. production forecast in 2007. The 2007 production forecast based on forecast prices and costs for those two properties is provided below.

2007 Production Estimates
Properties Greater than 20% of Total U.S. Production
Forecast Prices and Costs
Average Daily Rates

U.S. Properties	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total Oil Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing
Santa Fe Springs, CA	1,525	0	0	0	1,525
Orcutt Hill, CA	1,306	57	0	0	1,363

Total Proved
Santa Fe Springs, CA	1,611	0	0	0	1,611
Orcutt Hill, CA	1,306	392	0	0	1,698

Proved plus Probable
Santa Fe Springs, CA	1,640	0	0	0	1,640
Orcutt Hill, CA	1,347	403	0	0	1,750
Notes:

1.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

Page26

Production History

The following tables set forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Trust for each quarter of its most recently completed financial year.

2006 Production History
CANADA

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Average Daily Production
Light and Medium Oil (bbl/d)	7,302	6,623	6,640	6,569
Heavy Oil (bbl/d)	2,506	2,011	2,004	1,838
Natural Gas (Mcf/d)	75,840	77,803	78,560	97,489
Natural Gas Liquids (bbl/d)	1,505	1,457	1,310	1,331

Average Net Prices Received
Light and Medium Oil ($/bbl)	50.91	70.62	56.98	51.93
Heavy Oil ($/bbl)	22.87	50.42	48.15	25.82
Natural Gas ($/Mcf)	7.98	6.10	5.90	6.73
Natural Gas Liquids ($/bbl)	53.89	54.12	51.91	47.46

Royalties
Light and Medium Oil ($/bbl)	9.78	13.20	12.43	9.77
Heavy Oil ($/bbl)	3.30	8.65	8.76	4.42
Natural Gas ($/Mcf)	1.80	1.35	1.20	1.30
Natural Gas Liquids ($/bbl)	12.72	13.79	13.91	10.04

Production Costs
Light and Medium Oil ($/bbl)	13.56	16.51	17.55	19.09
Heavy Oil ($/bbl)	15.90	17.99	15.97	12.57
Natural Gas ($/Mcf)	1.21	1.07	0.98	1.33
Natural Gas Liquids ($/bbl)	18.63	18.04	17.41	22.09

Netback Received
Light and Medium Oil ($/bbl)	27.57	40.92	27.00	23.08
Heavy Oil ($/bbl)	3.68	23.78	23.42	8.83
Natural Gas ($/Mcf)	4.96	3.68	3.71	4.09
Natural Gas Liquids ($/bbl)	22.54	22.30	20.59	15.32

Page27

2006 Production History
UNITED STATES

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Average Daily Production
Oil (bbl/d)	7,239	7,300	7,315	7,330
Natural Gas (Mcf/d)	2,434	2,281	2,431	2,540
Natural Gas Liquids (bbl/d)	22	18	16	14

Average Net Prices Received
Oil ($/bbl)	58.72	68.98	68.38	56.97
Natural Gas ($/mcf)	8.72	6.31	5.48	5.87
Natural Gas Liquids ($/bbl)	54.91	60.73	61.58	50.43

Royalties
Oil ($/bbl)	5.69	6.84	6.73	5.59
Natural Gas ($/mcf)	1.14	0.86	0.67	0.79
Natural Gas Liquids ($/bbl)	0.96	1.33	1.22	1.20

Production Costs
Oil ($/bbl)	16.43	17.65	17.94	21.74
Natural Gas ($/mcf)	2.74	2.94	2.99	3.62
Natural Gas Liquids ($/bbl)	16.43	17.65	17.94	21.74

Netback Received
Oil ($/bbl)	36.60	44.49	43.71	29.64
Natural Gas ($/mcf)	4.85	2.51	1.83	1.46
Natural Gas Liquids ($/bbl)	37.52	41.75	42.42	27.49

Notes:

1.	United States properties were acquired June 2004
2.	All Pricing and Netbacks exclude Provident's hedging program
3.	All prices, royalties, costs and netbacks in Canadian dollars

Page28

Reserve life Index

The Reserve life Index (RLI) as of December 31, 2006 was determined by applying the average actual production rates for the fourth quarter of 2006 to the Canadian and U.S. reserve volumes for each reserve category from the McDaniel, AJM and NSAI evaluations at forecast prices and costs as of December 31, 2006. It is important to note that the long-term, stable cash flow from the midstream services business significantly extends Provident’s economic life. For this reason economic life as a measure of Provident’s future cash flows is more representative than the typically referenced reserve life index. The following table illustrates the reserve life index and the economic life index for Provident since implementation of NI 51-101 for the various product and reserve categories and the RLI by country as of December 31, 2006.

Provident Reserve Life Index

Consolidated					Canada	U.S.
	Year Ending December 31				Year Ending December 31
Total Crude Oil	2006	2005	2004	2003	2006	2006
Proved Producing	9.7	8.2	6.5	3.0	4.4	15.9
Total Proved	13.1	11.7	8.9	3.9	4.8	22.6
Proved plus Probable	16.4	14.9	11.7	5.4	6.8	27.3

Natural Gas & NGL
Proved Producing	5.2	4.5	4.2	4.4	5.0	10.3
Total Proved	6.5	6.0	5.5	4.9	6.0	25.7
Proved plus Probable	9.0	7.9	7.2	6.1	8.3	35.9

Oil Equivalent
Proved Producing	7.3	6.6	5.5	3.7	4.8	15.6
Total Proved	9.6	9.2	7.4	4.4	5.6	22.7
Proved plus Probable	12.4	11.8	9.7	5.7	7.8	27.8

Economic Life Index	18.3	17.9	13.6	14.4

Notes:

1.	Reserve Life Index based on Company share (WI + RI) reserves at forecast prices and costs.
2.	Economic Life Index is based on a 25 year life for the Midstream facilities with weighting of Oil and Gas and Midstream Business Units based on net present value discounted at 10%.
3.
Oil Equivalent may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

Finding, Development and Acquisition Costs

The following tables present finding and development costs and finding, development and acquisition costs for both proved and proved plus probable reserves on a consolidated basis and by country for the past three years. The aggregate of the development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. A three-year average of finding and development costs is a more appropriate method in which to look at the cost of reserve additions because it better reflects full cycle economics. Three-year finding and development costs are also included in the following tables.
Page29

Consolidated Finding and Development Costs
$ per boe
	2006	2005	2004	Three year
Finding and Development Costs per boe (includes FDC)
Proved
Additions	$ 26.84	$ 23.79	$ 21.20	$ 30.53
Additions including revisions	$ 13.68	$ 22.90	$ 12.19	$ 20.11
Proved plus probable
Additions	$ 17.21	$ 16.37	$ 15.84	$ 22.37
Additions including revisions	$ 19.04	$ 28.39	$ 12.79	$ 26.82

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$ 29.92	$ 12.03	$ 12.67	$ 16.09
Proved including revisions	$ 25.18	$ 11.88	$ 12.25	$ 15.15
Proved plus probable
Proved plus probable excluding revisions	$ 21.56	$ 11.73	$ 10.07	$ 12.95
Proved plus probable including revisions	$ 22.04	$ 14.44	$ 9.96	$ 13.26

Canada Finding and Development Costs
$ per boe
	2006	2005	2004	Three year
Finding and Development Costs per boe (includes FDC)
Proved
Additions	$ 24.76	$ 17.61	$ 21.20	$ 21.78
Additions including revisions	$ 25.06	$ 15.35	$ 12.19	$ 16.69
Proved plus probable
Additions	$ 16.80	$ 11.61	$ 15.84	$ 15.63
Additions including revisions	$ 23.99	$ 15.01	$ 12.79	$ 17.27

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$ 30.07	NA	$ 27.77	$ 29.66
Proved including revisions	$ 30.11	NA	$ 24.69	$ 27.60
Proved plus probable
Proved plus probable excluding revisions	$ 22.12	NA	$ 21.85	$ 23.03
Proved plus probable including revisions	$ 23.04	NA	$ 20.96	$ 23.60

Page30

United States Finding and Development Costs
Canadian $ per boe
	2006	2005	2004	Three year
Finding and Development Costs per boe (includes FDC)
Proved
Additions	$ 29.46	NA	NA	NA
Additions including revisions	$ 9.24	NA	NA	$ 25.98
Proved plus probable
Additions	$ 17.65	$ 22.32	NA	$ 33.96
Additions including revisions	$ 15.80	NA	NA	NA

Finding, Development and Acquisition Costs per boe (includes FDC)
Proved
Proved excluding revisions	$ 28.38	$ 10.57	$ 6.99	$ 8.47
Proved including revisions	$ 8.90	$ 10.80	$ 6.99	$ 8.02
Proved plus probable
Proved plus probable excluding revisions	$ 17.08	$ 10.20	$ 5.71	$ 7.24
Proved plus probable including revisions	$ 15.29	$ 11.59	$ 5.71	$ 7.42

Notes:

1.	FDC - Future Development Capital
2.	Based on Company share reserves at forecast prices and costs.
3.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

4.
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Three year average is the aggregate of 2004, 2005 and 2006.

5.	NA - Calculation is not included in the table since dispositions exceed acquisitions plus additions.
6.	All U.S. reserves included as acquisitions in 2004.